Exhibit 12.1

SIMON PROPERTY GROUP, INC.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Unaudited, (in thousands)

	For the year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax income from continuing operations	$2,268,246	$2,164,384	$2,159,545	$1,650,250	$1,406,331
Add:
Distributions of income from unconsolidated entities	374,101	331,627	271,998	201,614	177,354
Amortization of capitalized interest	6,033	5,267	4,527	3,925	3,900
Fixed Charges	976,442	1,039,811	1,092,286	1,152,166	1,112,808
Less:
Income from unconsolidated entities	(403,020)	(425,481)	(535,322)	(226,774)	(206,380)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(419)	(434)	(399)	(347)	(1,063)
Interest capitalization	(24,754)	(31,250)	(32,664)	(16,500)	(15,585)
Preferred distributions of consolidated subsidiaries	(1,915)	(1,915)	(1,915)	(1,915)	(1,915)
Earnings	$3,194,714	$3,082,009	$2,958,056	$2,762,419	$2,475,450
Fixed Charges:
Portion of rents representative of the interest factor	11,762	12,315	13,057	13,577	13,227
Interest on indebtedness (including amortization of debt expense)	809,393	857,554	923,697	992,601	1,082,081
Interest capitalized	24,754	31,250	32,664	16,500	15,585
Loss on extinguishment of debt	128,618	136,777	120,953	127,573	—
Preferred distributions of consolidated subsidiaries	1,915	1,915	1,915	1,915	1,915
Fixed Charges	$976,442	$1,039,811	$1,092,286	$1,152,166	$1,112,808
Preferred Stock Dividends	3,337	3,337	3,337	3,337	3,337
Fixed Charges and Preferred Stock Dividends	$979,779	$1,043,148	$1,095,623	$1,155,503	$1,116,145
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.26x	2.95x	2.70x	2.39x	2.22x

For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, the term “earnings” is the amount resulting from adding (a) pre‑tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre‑tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratios have been revised for all years presented to reflect the spin‑off of Washington Prime Group Inc.